

January 7, 2014

Via E-mail
Martin Nielson
Chief Executive Officer and Director
E-Waste Systems, Inc.
1350 E. Flamingo, #3101
Las Vegas, NV 89119

Re: **E-Waste Systems, Inc.**
Amendment No. 3 to Form 10-Q for the Quarterly Period Ended
September 30, 2013
Filed December 31, 2013
Amendment No. 1 to Item 4.02 Form 8-K
Filed January 2, 2014
Amendment No. 1 to Item 4.02 Form 8-K
Filed January 2, 2014
Item 4.01 and Item 4.02 Form 8-K
Filed January 2, 2014
File No. 000-54657

Dear Mr. Nielson:

We have reviewed your filing and amended filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to this comment, we may have additional comments.

Form 10-Q/A for the Quarterly Period Ended September 30, 2013 filed December 31, 2013

Item 4. Controls and Procedures

1. Please be aware that when amending an Item the entire Item being amended should be included as well as updated certifications that refer to the amended filing. We note your

amended filing includes the header of Item 4; however, the requirements of Item 308(c) of Regulation S-K were excluded. Please confirm to us that in any future amendments to Exchange Act filings you will comply with Rule 12b-15 of the Exchange Act.

Item 4.02 Form 8-K/A filed January 2, 2014

2. Please refer to the Item 4.02 Form 8-K/A filed January 2, 2014 concerning non-reliance on your Form 10-Q for the period ended June 30, 2013. The explanatory note to this Item 4.02 Form 8-K/A states that this is an amendment to your Form 8-K originally filed on November 19, 2013. It is unclear to us whether this is a true statement. Specifically, the Form 8-K originally filed on November 19, 2013 disclosed that investors should not rely on your Form 10-Q for the period ended March 31, 2013 because you had discovered accounting errors that required the March 31, 2013 financial statements to be restated. However, this amendment does not discuss your Form 10-Q for the period ended March 31, 2013 and instead discloses that your Form 10-Q for the period ended June 30, 2013 should not be relied upon by investors since it was filed prior to completion of review by your auditors. These appear to be two distinct matters that are unrelated to each other. We have the following comments:

    - Please tell us why you disclose this is an amendment to the Form 8-K originally filed on November 19, 2013 concerning non-reliance on your March 31, 2013 Form 10-Q when this amendment addresses a different Form 10-Q.

    - Please note that disclosures about non-reliance on your June 30, 2013 Form 10-Q are not responsive to our comment letter dated November 22, 2013 concerning your Form 8-K originally filed on November 19, 2013 which disclosed non-reliance on your March 31, 2013 Form 10-Q. Since you have not yet filed a Form 8-K/A that revises the disclosures seen in your Form 8-K originally filed on November 19, 2013 and that addresses the comments in our letter dated November 22, 2013, please file the previously requested Form 8-K/A immediately.

Item 4.02 Form 8-K/A filed January 2, 2014

3. As you filed multiple Item 4.02 Forms 8-K/A on January 2, 2014, please note that the following comments relate to the Item 4.02 Form 8-K/A filed January 2, 2014 concerning non-reliance on your Form 10-Q for the period ended September 30, 2013.

4. We are reissuing a portion of comment 1 of our letter dated December 2, 2013. Please amend your filing to clearly disclose the date you were advised or notified by your independent accountant that disclosure should be made or action should be taken to prevent future reliance on your previously issued financial statements as required by Item 4.02(b)(1) of Form 8-K.

5. We are reissuing a portion of comment 1 of our letter dated December 2, 2013. You disclose you have included as an exhibit to your Form 8-K a letter from Sadler, Gibb & Associated, LLC; however, we note no such letter other than your statement in Section 9(d) that Exhibit 16.1 is incorporated by reference. Please amend to include an updated letter specific to this filing as an exhibit as required by Item 4.02(c) of Regulation S-K. A previous letter from the auditors may not be incorporated by reference since we need to know whether the auditors agree with the revised disclosures seen in your amended filing.

Item 4.01 and Item 4.02 Form 8-K filed January 2, 2014

6. Please refer to comment 4 of our letter dated December 2, 2013. It appears that you may have filed your response to the comments in our letters dated November 22, 2013 and December 2, 2013 under Item 4.02 within this Form 8-K. As previously requested, please file your responses to the comments in our prior comment letters and in this comment letter as correspondence on EDGAR consistent with Regulation S-T. As previously requested, please also provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 if you have questions. In his absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief